VIA EDGAR

February 8, 2013

Mr. Stephen Krikorian

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:   Interactive Intelligence Group, Inc.

         Form 10-K for the Fiscal Year ended December 31, 2011

         Filed March 15, 2012

         Form 10-Q for the Quarterly Period ended September 30, 2012

         Filed November 8, 2012

         File No. 000-54450

Dear Mr. Krikorian:

On behalf of Interactive Intelligence Group, Inc.,  we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the “Commission”), this response to the comments received from the staff (the “Staff”) of the Commission by letter dated January 25, 2013 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) and the Company’s Form 10-Q for the quarterly period ended September 30, 2012 (the “Q3 Form 10-Q”).

For the sake of convenience, we have reproduced each relevant comment below with our response thereto following each such comment. We have referenced the comments as numbered in the Commission’s comment letter and did not change the references to page numbers contained in your comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Investments, page 54

1.

We acknowledge your response to prior comment 7 and note that you use a threshold of 5% or more in conducting your other-than-temporary impairment review.  Please clarify whether you consider other factors if the difference is below 5% in evaluating whether impairment is other-than-temporary.  For example, tell us whether you consider the duration of the decline in fair value and the financial condition of the issuer.

Response:

In addition to the quarterly fair value analysis we complete for our investment assets as described in our response to prior comment number four, we also monitor the credit ratings of all of our issuers within our portfolio of investments.    Our investment advisors notify us via email when  a negative credit action has been taken against an issuer of one or more of our investments.    We review the action to ensure the investment remains compliant with our investment policy.  Additionally, we meet quarterly with our  investment advisors to review our investment portfolio and discuss the related credit risk of issuers as well as general market conditions.  Finally, our senior financial management reviews our investment portfolio quarterly with our Audit Committee.  We consider these qualitative factors along with the 5% impairment threshold in determining whether we have an other-than-temporary impairment of one or more of our investments.    We have not historically noted a decline in fair value for an extended period of time that required consideration.  None of our investments have had an other-than-temporary impairment.

Form 10-Q for the Quarterly Period ended September 30, 2012

Note 8 – Income Taxes, page 16

2.

We note your response to prior comment no. 7.  Please clarify whether the discrete items noted in your response was due to a change in judgment or correction of an error.  We refer you to ASC 740-10-25-15 and 35-2.  In this regard, explain in greater detail the cause of the inconsistencies in the positions taken in the 2011 tax reconciliation and the 2011 tax return filed.

Response:

The discrete items recognized during the three and nine months ended September 30, 2012 related to tax expense accrued for the years 2010 and 2011.  The portion of our officers’ compensation that was deductible in accordance with Section 162(m) of the Internal Revenue Code was calculated incorrectly.  Our 2010 and 2011 tax provisions and 2010 tax return accounted for a component of compensation as non-deductible, which was later determined to be deductible for tax purposes.  We became aware of the error during the three months ended September 30, 2012 while preparing our 2011 tax return and recorded the related discrete items under the applicable guidance.  The discrete income tax benefit items we recorded during the three and nine months ended September 30, 2012 totaled income of $563,000.  Of this amount, $325,000 was attributed to 2011 and $238,000 was attributed to 2010.

When evaluating the materiality of this error, we considered both qualitative and quantitative factors.  From a quantitative perspective, we noted that our investors and analysts focus on the following four primary financial metrics when evaluating our performance:  order growth, revenues, operating margin and diluted earnings per share (EPS).  The error did not impact the first three metrics; therefore, we evaluated its quantitative impact on EPS.  The following table outlines the analysts’ consensus EPS, our EPS as reported, and the EPS that would have been reported had the misstatement been recorded correctly, for each of the affected periods.

Diluted GAAP Earnings Per Share
Period	Analysts' consensus	As reported	Corrected	Reported vs. Corrected
FY 2010	$0.53	$0.79	$0.80	$(0.01)
FY 2011	0.80	0.74	0.76	(0.02)
3 mo. ended Sept. 30, 2012	0.11	(0.02)	(0.05)	0.03
9 mo. ended Sept. 30, 2012	0.28	(0.07)	(0.10)	0.03

We concluded that this impact was not material to our 2010 or 2011 results.  In addition, because our net income (loss) approached breakeven for the three and nine months ended September 30, 2012, we do not believe that $0.03 per share of additional loss was material to our results.

Our qualitative analysis included  a review of the considerations outlined in SEC Staff Accounting Bulletin No. 99 (SAB 99).  The considerations and our related conclusions are as follows:

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The misstatement arose from a measurement that is capable of precise measurement and is not an estimate. We accounted for a component of compensation as non-deductible for tax purposes which was later determined to be deductible.

•

Whether the misstatement masks a change in earnings or other trends.  The misstatement impacted net income and did not mask changes in earnings or other trends as outlined in the quantitative analysis of EPS described above.  The most significant impact was to EPS for the three and nine months ended September 30, 2012; however, our reported EPS was consistent with the message we communicated to investors and analysts regarding our expectations for 2012 given our strategic investment in the business to grow future revenues.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.  Based on our quantitative EPS analysis discussed above, we concluded that this impact was not material to our 2010 or 2011 results.  In addition, because our net income (loss) approached breakeven for the three and nine months ended September 30, 2012 with the discrete item recorded, we do not believe that $0.03 per share of additional loss was material.

•

Whether the misstatement changes a loss into income or vice versa.  The misstatement did not change a loss into income or vice versa.  We reported net income of $14.9 million and $14.8 million for full year 2010 and 2011, respectively, and a net loss of $0.5 million and $1.4 million for the three and nine months ended September 30, 2012, respectively.  If the misstatement had been recorded correctly in these periods, we would have reported net income of $15.1 million in both 2010 and 2011 and a net loss of $1.0 million and $1.9 million for the three and nine months ended September 30, 2012, respectively.

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.  As disclosed, we operate our business in one segment and this misstatement did not impact a portion of our business that plays a significant role in our profitability.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements. The misstatement did not result in a breach of our compliance with regulatory requirements.

•

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.  We did not have any loan covenants or contractual requirements during 2010, 2011 or the three and nine months ended September 30, 2012 that were impacted by this misstatement.

•

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.  Our management incentives are not linked to net income metrics; therefore, this misstatement had no impact on management’s compensation.

•	Whether the misstatements involve concealment of an unlawful transaction. The misstatement did not involve the concealment of an unlawful transaction.

Based on the quantitative and qualitative analysis we completed as outlined above, we concluded the misstatement to be immaterial to our financial results for 2010, 2011, and its correction to be immaterial to our financial statements for the three and nine months ended September 30, 2012.

***

In connection with our response to the Commission's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please telephone the undersigned at (317) 715-8412 or our outside counsel, Janelle Blankenship at (317) 569-4881.

Very truly yours,

/s/ Stephen R. Head

Stephen R. Head

Chief Financial Officer

cc:	Amanda Kim Gabriel Eckstein Matthew Crispino